UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 13th, 2009 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 1Q09 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q08, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 1Q09 NET INCOME OF R$ 283 MILLION

Indicators (R$ Million)	1Q09	1Q08	Var.
Sales within the Concession Area - GWh	11,790	12,050	-2.2%
Captive Market	9,333	9,168	1.8%
TUSD	2,457	2,882	-14.7%
Sales in the Free Market - GWh	2,329	2,085	11.7%
Gross Operating Revenue	3,588	3,682	-2.6%
Net Operating Revenue	2,392	2,484	-3.7%
EBITDA	659	646	2.0%
EBITDA Margin	27.5%	26.0%	5.9%
Net Income	283	265	6.5%
Net Income per Share - R$	0.59	0.55	6.5%
Investments	273	229	18.9%

Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

1Q09 HIGHLIGHTS

• Growth of 1.8% in energy sales to the captive market and of 11.7% in sales to the free market;
• Gross operating revenue of R$ 3.6 billion;
• Increases of 2.0% in EBITDA and of 6.5% in net income;
• Corporate Restructuring of CPFL Jaguariúna;
• Release of the final indexes of 2nd cycle of Tariff Revision of CPFL Paulista, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa;
• Annual Tariff Increases of 21.22% for CPFL Paulista, effective as of April 8, 2009, and of 18.95% for RGE, effective as of April 19, 2009.

Conference Call with Simultaneous Translation		Investor Relations
into English (Bilingual Q&A)		Department

•	Thursday, May 14th, 2009 – 11:00 am (SP), 09:00 am (EST)	55-19-3756-6083
	Portuguese: 55-11-4688-6301 (Brazil)	ri@cpfl.com.br
	English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)	www.cpfl.com.br/ir
•	Webcast: www.cpfl.com.br/ir

1Q09 Results | May 13th, 2009

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Consumer Class – Captive Market	4
1.2) TUSD by Distributor	4
1.3) Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1) Operating Revenue	5
2.2) Cost of Electric Power	6
2.3) Operating Costs and Expenses	7
2.4) EBITDA	7
2.5) Financial Result	8
2.6) Net Income	8
2.7) Impact of the Law No. 11,638/07 and the Provisional Measure No. 449/08	8

3) DEBT	9
3.1) Financial Debt (Including Hedge)	9
3.2) Total Debt	11
3.3) Adjusted Net Debt	12

4) INVESTMENTS	12

5) CASH FLOW	13

6) DIVIDENDS	14

7) STOCK MARKET	15
7.1) Shares Performance	15
7.2) Ratings	16

8) CORPORATE GOVERNANCE	16

9) SHAREHOLDERS STRUCTURE	18
9.1) Corporate Restructuring of CPFL Jaguariúna	18
9.2) Current Structure	20

10) PERFORMANCE OF THE BUSINESS SEGMENTS	21
10.1) Distribution Segment	21
10.1.1) Economic-Financial Performance	21
10.1.2) Tariff Revision	24
10.1.3) Tariff Adjustment	26
10.2) Commercialization Segment	28
10.3) Generation Segment	29

11) ATTACHMENTS	31
11.1) Statement of Assets – CPFL Energia	31
11.2) Statement of Liabilities – CPFL Energia	32
11.3) Income Statement – CPFL Energia	33
11.4) Income Statement – Consolidated Generation Segment	34
11.5) Income Statement – Consolidated Distribution Segment	35
11.6) Economic-Financial Performance – Distributors	36
11.7) Sales to the Captive Market by Distributor (in GWh)	38

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 1Q09, sales within the concession area, achieved by the distribution segment, totaled 11,790 GWh, a reduction of 2.2% .

Sales within the Concession Area - GWh
	1Q09	1Q08	Var.
Captive Market	9,333	9,168	1.8%
TUSD	2,457	2,882	-14.7%

Total	11,790	12,050	-2.2%

Sales to the captive market moved up by 1.8% to 9,333 GWh.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), fell by 14.7% to 2,457 GWh, due to the decline in industrial consumption since the end of last year.

1.1.1) Sales to the Captive Market

Captive Market - GWh
	1Q09	1Q08	Var.
Residential	3,138	2,887	8.7%
Industrial	2,612	2,835	-7.9%
Commercial	1,865	1,749	6.6%
Others	1,718	1,697	1.2%

Total	9,333	9,168	1.8%

Note: The captive market sales by distributor tables are attached to this report in item 11.7.

In the captive market, emphasis is given to the growth of the residential and commercial classes, which jointly accounted for 53.6% of total consumption by the distributors’ captive consumers:

• Residential and commercial classes: up by 8.7% and 6.6%, respectively, favored by the accumulated effect of the increase in credit and the bulk of wages in recent years, which pushed up the number of domestic home appliances and generated a highly dynamic retail market;

• Industrial class: down by 7.9%, due to the weak performance of industrial production, impacted by the international financial crisis, which interrupted the growth cycle led by investments (capital goods) and durable goods.

1.1.2) Sales by Consumer Class – Captive Market

1.2) TUSD by Distributor

TUSD by Distributor (GWh)
	1Q09	1Q08	Var.
CPFL Paulista	1,213	1,423	-14.7%
CPFL Piratininga	1,019	1,203	-15.3%
RGE	186	216	-13.9%
CPFL Santa Cruz	6	4	36.7%
CPFL Jaguari	19	19	2.3%
CPFL Mococa	-	-	0.0%
CPFL Leste Paulista	-	-	0.0%
CPFL Sul Paulista	14	17	-17.4%

Total	2,457	2,882	-14.7%

1.3) Sales to the Free Market

Free Market - GWh
	1Q09	1Q08	Var.
Total	2,329	2,085	11.7%

Sales to the free market moved up by 11.7% to 2,329 GWh, mainly due to the increase in sales through bilateral contracts, excluding related parties.

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	1Q09	1Q08	Var.
Gross Operating Revenues	3,587,755	3,681,883	-2.6%
Net Operating Revenues	2,391,696	2,484,364	-3.7%
Cost of Electric Power	(1,448,316)	(1,552,665)	-6.7%
Operating Costs & Expenses	(426,702)	(407,946)	4.6%
EBIT	516,678	523,753	-1.4%

EBITDA	658,529	645,641	2.0%

Financial Income (Expense)	(62,960)	(91,069)	-30.9%
Income Before Taxes	453,718	432,684	4.9%

NET INCOME	282,703	265,332	6.5%

EPS - R$	0.59	0.55	6.5%

2.1) Operating Revenue

Gross operating revenue in 1Q09 fell by 2.6% (R$ 94 million) to R$ 3,588 million, while net operating revenue declined by 3.7% (R$ 93 million) to R$ 2,392 million.

The reduction in operating revenue was due to:

• Average reduction of 11% on the distributors’ tariffs, due to the second cycle of tariff revision;

• The net effect from the charging of the Extraordinary Revenue (RTE) to offset 2001 Parcel A (R$ 32 million). The 1Q09 volume of Parcel A amortizations was lower than the 1Q08 volume, mainly due to the ending of amortizations at CPFL Piratininga. The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income;

• The reversal of revenue related to adjustments to the 2009 Tariff Adjustment Index (IRT), arising from the recalculation of CPFL Paulista and RGE’s tariff revision, in the net amount of R$ 31 million, R$ 14 million of which related to 1Q09 (recurring item) and R$ 17 million to the remaining months of the tariff year (non-recurring item).

The decline in operating revenue was partially offset by:

• The distributors’ tariff adjustment:

  CPFL Piratininga (+16.54%), effective as of October 23, 2008;

  CPFL Santa Cruz (+24.09%), CPFL Leste Paulista (+12.94%), CPFL Jaguari (+11.36%), CPFL Sul Paulista (+11.64%) e CPFL Mococa (+11.18%), effective as of February 3, 2009.

• The 1.8% increase in sales to the captive market;

• The 32.0% increase (R$ 69 million) in electric power supply revenue, mainly due to the 25.2% increase in energy sales volume, due to the performance of the commercialization segment;

• A non-recurring item, which led to a reduction in net operating revenue in 1Q08, due to the recalculation of the provisional tariff pass through related to the seasonalization of the contract, in accordance with Aneel’s technical note on CPFL Paulista’s tariff revision, in the amount of R$ 40 million.

Excluding the non-recurring effects, net operating revenue in 1Q09 would come to R$ 2,400 million, a reduction of 4.9% (R$ 124 million) on the R$ 2,524 million recorded in 1Q08.

2.2) Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 6.7% (R$ 104 million) to R$ 1,448 million in 1Q09:

• The cost of electric power purchased for resale in 1Q09 fell by 10.3% (R$ 139 million) to R$ 1,211 million, chiefly as a result of the following non-recurring items, that led to an increase in the cost of purchased energy in 1Q08: (i) recalculation of the provisional tariff pass through related to the seasonalization of the contract, in the amount of R$ 137 million (R$ 124 million net of Pis and Cofins credits); and (ii) 1Q08 purchases by the Castro Alves Hydroelectric Plant, due to the delay in power generation and an assumed commitment to deliver power already contracted (R$ 19 million).

Excluding these effects, the 1Q09 cost of electric power purchased for resale would have increased by 0.4% (R$ 4 million).

The main factors behind this variation were:

(i) An upturn from the increase in generators’ prices;

(ii) A R$ 38 million (non-recurring) increase related to adjustments to the 2009 Tariff Adjustment Index arising from methodological improvements and recalculations related to previous years, for the distributors CPFL Paulista and RGE.

Partially offsetting:

(i) The R$ 37 million reduction in the cost of electric power purchased by CPFL Brasil, chiefly due to the decline in prices;

(ii) The R$ 30 million decrease in the amortization of 2001 Parcel A, related to purchased energy. The 1Q09 volume of Parcel A amortizations was lower than the 1Q08 volume, mainly due to the ending of amortizations at CPFL Piratininga. The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income.

• Charges for the use of the distribution and transmission systems moved up by 17.2% (R$ 35 million) to R$ 237 million in 1Q09, mainly as a result of the following factors:

(i) An upturn in basic network usage charges (R$ 47 million);

(ii) An increase in system service usage charges (R$ 42 million).

Partially offsetting:

(i) The impacts of regulatory assets and liabilities and the amortization and deferral of the CVA (R$ 53 million);

(ii) The R$ 2 million reduction n the amortization of 2001 Parcel A, related to usage charges. The 1Q09 volume of Parcel A amortizations was lower than the 1Q08 volume, mainly due to the ending of amortizations at CPFL Piratininga. The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income.

2.3) Operating Costs and Expenses

Operating costs and expenses moved up by 4.6% (R$ 19 million) in 1Q09, reaching R$ 427 million, due to:

• The Private Pension Fund item, which recorded a R$ 22 million reduction, from revenue of R$ 21 million in 1Q08 to an expense of R$ 1 million in 1Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report.

The increase in operating costs and expenses was partially offset by:

• PMSO, which fell by 0.6% (R$$ 2 million) to R$ 283 million in 1Q09, chiefly due to:

(i) Other operating costs/expenses, which recorded a downturn of 17.7% (R$ 11 million), mainly because of the non-recurring item related to the recovery of doubtful debts in RGE (R$ 17 million).

The decline in other operating costs/expenses was partially offset by the reversal of CPFL Paulista’s provisions for doubtful debts, which generated a R$ 5 million reduction in the subsidiary’s expenses in 1Q08.

The reduction in PMSO was partially offset by the following factors:

(i) The 4.0% (R$ 5 million) upturn in personnel expenses, chiefly due to the R$ 5 million increase in CPFL Paulista, the R$ 2 million increase in CPFL Piratininga and the R$ 1 million increase in CPFL Geração, in turn caused, among other factors, by the pay rises associated with the 2008 collective bargaining agreement.

The higher personnel expenses were partially offset by the R$ 4 million reduction in CPFL Santa Cruz, due to the amounts paid in 1Q08 related to lay-offs (chiefly provoked by process automation following the implantation of the integrated enterprise management system).

(ii) The 6.1% (R$ 5 million) increase in expenses with third-party services, mainly as a result of the following factors:

  Upturn in RGE (R$ 3 million), chiefly related to legal fees (R$ 1 million) and the increase in consulting fees (approximately R$ 1 million);

  Increments in CPFL Paulista (R$ 3 million) and CPFL Piratininga (R$ 1 million), largely due to the adjustment of services related to contracted labor and information technology;

  The higher expenses from third-party services were partially offset by the reduction in CPFL Brasil (R$ 2 million) from the reduced hiring of outsourced labor, related to the downturn in other operating revenue.

Excluding non-recurring effects in both quarters, 1Q09 PMSO would have totaled R$ 296 million, 1.7% (R$ 5 million) up on the R$ 291 million recorded in 1Q08, versus corresponding 12-month variations of 6.3% in the general market inflation index (IGP-M) and 5.6% in the consumer price index (IPCA).

2.4) EBITDA

Based on the factors described, CPFL Energia’s 1Q09 EBITDA increased by 2.0% (R$ 13 million) to R$ 659 million.

Excluding non-recurring effects, 1Q09 EBITDA would have totaled R$ 692 million, 16.5% (R$ 137 million) down on the R$ 829 million recorded in 1Q08.

2.5) Financial Result

The 1Q09 financial result was a net expense of R$ 63 million, 30.9% (R$ 28 million) lower than the R$ 91 million recorded in 1Q08, thanks to:

• Financial Revenue: increase of 6.3% (R$ 7 million), from R$ 109 million in 1Q08 to R$ 116 million in 1Q09, largely as a result of the following factors:

(i) The R$ 10 million upturn in the Monetary and Foreign Exchange Updates item, due, among other factors, to the non-recurring item related to the monetary update and the indemnity regarding the recovery of doubtful debts in RGE (R$ 18 million);

(ii) The R$ 8 million increase in CVA and Parcel A remuneration due to the higher net balance of regulatory assets and liabilities.

The increase in financial revenue was partially offset by R$ 8 million reduction in Revenue from Financial Investments, due to the decrease in cash and cash equivalents.

• Financial Expenses: decrease of 10.6% (R$ 21 million), from R$ 200 million in 1Q08 to R$ 179 million in 1Q09, primarily caused by the R$ 27 million reduction in Monetary and Foreign Exchange Updates, in turn due, among other factors, to gains from the booking of financial and hedge instruments at market value (R$ 16 million) and the negative period variation in the IGP-M.

The reduction in financial expenses was partially offset by the increase in Debt Charges (R$ 11 million), chiefly due to: (i) financial expenses related to the operational start-up of the Castro Alves and 14 de Julho Hydroelectric Plants; (ii) new funding; and (iii) the upturn in the CDI.

2.6) Net Income

Net income in 1Q09 totaled R$ 283 million, an increase of 6.5% (R$ 17 million), while net income per share came to R$ 0.59.

Excluding the non-recurring effects, 1Q09 net income would have come to R$ 293 million, 24.8% (R$ 97 million) down on the R$ 390 million recorded in 1Q08.

2.7) Impact of Law No. 11,638/07 and Provisional Measure No. 449/08

The application of Law 11,638/07 had very little effect on CPFL Energia’s result, given that the main alterations refer to reclassifications between lines. The net outcome of the implementation of the new accounting practices was a reduction of approximately R$ 3 million in 1Q09 net income.

• Main adjustments:

  The booking of certain financial instruments (hedges and others) at their fair value.

• Reclassifications:

  The application of technical accounting pronouncement CPC 04 - Intangible Assets, resulting in the grouping of goodwill amortizations into a single line under “Operating Expenses”;

  The reclassification of “Other Non-operating Result” under “Other Operating Expenses”.

Impacts of the Law No. 11,638/07 and the Provisional Measure No. 449/08
(R$ million)
	1Q09	1Q08
Net Income before the effects of Law No. 11,638/07	280	273
Adjustments of Law No. 11,638/07	4	(12)
Impact of income tax and social contribution on adjustments	(1)	4

Net Income	283	265

Reclassifications of Law No. 11,638/07

==> From "Financial Expenses" to "Operating Expenses" - "Goodwill Amortization"	(38)	(38)

==> From "Non-operating Result" to "Other Operating Expenses" -	(4)	(6)

3) DEBT

3.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 8.9% to R$ 6,916 million in 1Q09. The main contributing factors to this variation were:

• CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 108 million, with the following highlights:

(i) Funding, net of amortizations, obtained by Foz do Chapecó (R$ 262 million) and Ceran (R$ 42 million);

(ii) Amortization of the principal of CPFL Geração and Baesa’s debentures (R$ 154 million);

(iii) Amortizations, net of funding, of BNDES financing for Baesa, Enercan and CPFL Geração, totaling R$ 63 million.

• CPFL Energia and Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 187 million, with the following highlights:

(i) RGE’s R$ 100 million debentures issue, CPFL Piratininga’s R$ 100 million debentures issue and RGE’s R$ 160 million promissory notes issue, for debt rollover and investments funding;

(ii) Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 140 million;

(iii) Amortizations, net of funding, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Energia and CPFL Piratininga, totaling R$ 232 million;

(iv) Amortization of working capital funding by RGE, totaling R$ 100 million.

• Interest provision in the period, corresponding to incurred interest, net of interest paid, in the amount of R$ 141 million.

Financial Debt - 1Q09 (R$ Thousands)

	Charges		Principal		Total

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	110	-	9,687	18,778	9,797	18,778	28,575
BNDES - Investment	6,447	5,729	259,981	2,106,916	266,428	2,112,645	2,379,073
BNDES - Income Assets	31	-	273	3,444	304	3,444	3,748
Furnas Centrais Elétricas S.A.	-	-	92,809	15,468	92,809	15,468	108,277
Financial Institutions	1,326	-	197,455	152,839	198,781	152,839	351,620
Others	522	-	27,297	36,768	27,819	36,768	64,587

Subtotal	8,436	5,729	587,502	2,334,213	595,938	2,339,942	2,935,880

Foreign Currency
IDB	423	-	4,552	71,997	4,975	71,997	76,972
Financial Institutions	16,893	48,932	45,280	1,325,480	62,173	1,374,412	1,436,585

Subtotal	17,316	48,932	49,832	1,397,477	67,148	1,446,409	1,513,557

Debentures
CPFL Energia	4,108	-	-	450,000	4,108	450,000	454,108
CPFL Paulista	42,810	-	288,765	640,000	331,575	640,000	971,575
CPFL Piratininga	18,522	-	200,000	300,000	218,522	300,000	518,522
RGE	31,935	-	205,453	406,200	237,388	406,200	643,588
SEMESA	2,614	-	80,977	-	83,591	-	83,591
BAESA	1,271	-	3,164	29,899	4,435	29,899	34,334

Subtotal	101,260	-	778,359	1,826,099	879,619	1,826,099	2,705,718

Financial Debt	127,012	54,661	1,415,693	5,557,789	1,542,705	5,612,450	7,155,155

Hedge	-	-	-	-	37,688	(277,264)	(239,576)

Financial Debt Including Hedge	-	-	-	-	1,580,393	5,335,186	6,915,579
Percentage on total (%)	-	-	-	-	22.9%	77.1%	100%

With regard to financial debt, it is worth noting that R$ 5,335 million (77.1% of the total) is considered long-term, and R$ 1,580 million (22.9% of the total) is considered short-term.

3.2) Total Debt

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 7,445 million in 1Q09, growth of 6.1% . The debt recorded an increase in nominal terms, with the average cost rising from 12.3% p.a. in 1Q08 to 13.5% p.a. in 1Q09, due to the upturn in the CDI interbank rate (from 11.3% to 12.7%) (accrued rates in the last 12 months).

As a result of the funding operations and amortizations, there was a change in the debt profile, with an increase in the CDI-pegged portion (from 51.4%, in 1Q08, to 57.4%, in 1Q09) and the TJLP-indexed portion (from 29.0%, in 1Q08, to 30.4%, in 1Q09), and a decrease in the portion tied to the IGP-M/IGP-DI (from 15.7%, in 1Q08, to 10.2%, in 1Q09).

The foreign-currency and IGP-M/IGP-DI debt would have come to 21.3% and 11.6% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in dollars and yen to the CDI, the effective foreign-currency debt is only 2.0% and all of this possesses a natural hedge (revenue with foreign exchange component).

3.3) Adjusted Net Debt

R$ Thousands	1Q09	1Q08	Var.
Total Debt	(7,444,708)	(7,018,356)	6.1%
(+) Regulatory Asset/(Liability)	555,502	371,575	49.5%
(+) Available Funds	868,890	1,147,248	-24.3%
(+) Judicial Deposit (1)	425,606	382,375	11.3%

(=) Adjusted Net Debt	(5,594,710)	(5,117,158)	9.3%

Note: (1) Related to the income tax of CPFL Paulista.

In 1Q09, adjusted net debt after the exclusion of the regulatory assets/(liabilities) and cash equivalents, totaled R$ 5,595 million, an upturn of 9.3% (R$ 478 million).

The Company closed 1Q09 with a Net Debt / EBITDA ratio of 1.98x. Excluding the balance of Foz do Chapecó Energia debt (related to Foz do Chapecó Hydroelectric Plant), which has not started generating net income to the group, the Net Debt / EBITDA would have been 1.77x.

4) INVESTMENTS

In 1Q09, R$ 273 million was invested in business maintenance and expansion, of which R$ 140 million in distribution, R$ 125 million in generation and R$ 8 million in commercialization.

Listed below are some of the main investments made by CPFL Energia in each segment:

(i) Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

(ii) Generation: chiefly focused on the Foz do Chapecó Hydroelectric Plant (ongoing construction project).

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	1Q09	Last 12M

Beginning Balance	737,847	1,147,248

Net Income Including Social Contribution and Income Tax	451,632	1,932,506

Depreciation and Amortization	143,018	563,387
Interest on Debts and Monetary and Foreign Exchange Restatements	151,390	667,708
Consumers, Concessionaries and Licensees	(81,305)	(24,419)
Deferred Tariff Costs Variations	(83,143)	(81,087)
Income Tax and Social Contribution Paid	(174,601)	(631,305)
Interest on Debts Paid	(133,529)	(503,581)
Others	19,319	(178,412)

	(158,851)	(187,710)

Total Operating Activities	292,781	1,744,796

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(272,657)	(1,215,202)
Others	29,921	186,808

Total Investment Activities	(242,736)	(1,028,394)

Financing Activities
Loans and Debentures	236,466	1,414,878
Principal Amortization of Loans and Debentures	(155,439)	(1,091,086)
Dividends Paid	(29)	(1,322,725)
Others	-	4,173

Total Financing Activities	80,998	(994,760)

Cash Flow Generation	131,043	(278,358)

Ending Balance - 03/31/2009	868,890	868,890

The cash flow balance closed 1Q09 at R$ 869 million, 17.8% (R$ 131 million) up on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

  Cash increase:
  (i) Cash from operating activities in the amount of R$ 293 million;
  (ii) Funds from loans and debentures, which exceeded amortizations by R$ 81 million.
  Cash decrease:
  (i) Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 273 million (detailed in item 4, “Investments”).

6) DIVIDENDS

On April 30, 2009, dividends for the 2H08 were paid to holders of common shares traded on the BM&FBOVESPA. The total declared amount was R$ 606 million, corresponding to R$ 1.262952547 per share.

Adding the dividends for the 1H08 (paid in September 2008), the total declared amount for the full year of 2008 was R$ 1,208(1) million, corresponding to 95% of annual net income.

On May 11, 2009, dividends for the 2H08 were paid to holders of ADRs traded on the NYSE, in an amount corresponding to US$ 1.7356 per ADR.

CPFL Energia's Dividend Yield
	2H06	1H07	2H07	1H08	2H08

Dividend Yield - last 12 months (2)	9.6%	10.9%	9.7%	7.6%	7.3%

Notes:
(1) Net of R$ 4.3 million related to the application of Law No. 11,638/07 and Provisional Measure No. 449/08;
(2) Based on the average share price in the period.

The 2H08 dividend yield, calculated on the average share price in the period (R$ 33.38) is 7.3% (last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 30.5%, is listed on both the BM&FBOVESPA and the NYSE.

In 1Q09, CPFL Energia’s shares appreciated by 8.9% on the BM&FBOVESPA and by 19.3% on the NYSE closing the quarter priced at R$ 31.50 per share and US$ 40.57 per ADR, respectively.

The daily trading volume in 1Q09 averaged R$ 23.1 million, of which R$ 11.1 million on the BM&FBOVESPA and R$ 12.0 million on the NYSE, 32.3% down on 1Q08. The number of trades on the BM&FBOVESPA increased by 47.9%, rising from a daily average of 706, in 1Q08, to 1,044, in 1Q09.

7.2) Ratings

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale

Agency		2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Positive	Positive

Fitch Ratings	Rating	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL Energia group.

CPFL Energia is listed on the Novo Mercado trading segment of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders through a public offer in the case of disposal of control.

The mission of the Company’s Board of Directors and Board of Executive Officers is to protect and value CPFL Energia’s assets, pursuant to the Bylaws, representing the interests of the shareholders and other agents with whom the Company interacts.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. The Board is composed of one independent member and six members nominated by the controlling shareholders with a one-year term of office, re-election being permitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three permanent committees with officially designated responsibilities to advise it on matters related to management of the business: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc committees are installed to advise the Board on such specific issues as corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia also maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). Members meet on a monthly basis and adopt a minimum calendar of activities, which includes periodic meetings with the internal and external auditors, and the Board of Executive Officers.

The Board of Executive Officers comprises seven executive officers with a two-year term, being possible the re-election.

The Executive Officers represent the Company and manage its business in accordance with the long-term strategic plan. The Chief Executive Officer is responsible for nominating the other statutory officers. All the officers also occupy executive positions in the subsidiaries, thereby ensuring that their corporate governance practices are in line with those of the holding company.

The names of the members of the Board of Directors, its Committees, Fiscal Council and Board of Executive Officers are available on the Company’s website at www.cpfl.com.br/ir.

Arbitration Chamber

CPFL Energia is bound to submit all matters of arbitration to the BM&FBOVESPA’s Market Arbitration Chamber, pursuant to the article 44 of the Company’s Bylaws.

1Q09 Highlights

• Preparation of the Manual for Participation in General Shareholders’ Meetings (published in April 2009);

• Corporate restructuring of the subsidiaries (streamlining of the CPFL Energia group’s corporate structure).

9) SHAREHOLDERS STRUCTURE

9.1) Corporate Restructuring of CPFL Jaguariúna

Pursuant to the Press Release published on March 27, 2009, CPFL Energia announced to the market that, as of March 25, 2009, it directly controls the following companies: CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Planalto.

Background

Before initiating the corporate restructuring process of CPFL Jaguariúna, the corporate structure was as follows:

As resolved by the Board of Directors’ Meetings (“Meetings”) of CPFL Energia and CPFL Jaguariúna and by the Extraordinary General Shareholders’ Meetings (“EGSMs”) of Perácio Participações and CPFL Jaguariúna held on February 18, 2009, approval was given for the winding up of Perácio Participações through its merger into the equity of the wholly-owned subsidiary CPFL Jaguariúna, seeking to rationalize the corporate structure, reduce costs and optimize the tax benefits associated with the goodwill from the acquisition of CPFL Jaguariúna, which was approved in advance by the National Electric Power Agency (Aneel), through Resolution 1,737 of December 16, 2008 and the subsequent approval of the Appraisal Report of the Book Value of Perácio Participações’ Shareholders’ Equity, in accordance with Order 532 of February 10, 2009.

Accordingly, the corporate structure is now as follows:

As per the resolutions taken at the Meeting of CPFL Energia held on March 13, 2009, at the Meetings of CPFL Jaguariúna, CPFL Leste Paulista and CPFL Sul Paulista held on March 16, 2009, and at the EGSMs of CPFL Jaguariúna, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração and CPFL Serviços (jointly with CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa and Jaguari Geração, the “Subsidiaries”) held on March 25, 2009, the following matters were approved:
(a) the capitalization of the capital and profit reserves of CPFL Jaguariúna;
(b) the split-off of CPFL Jaguariúna, with the transfer of the split-off portions to the Subsidiaries;
(c) the execution of a Private Protocol and Justification of the Split-Off of CPFL Jaguariúna;
(d) the ratification of the appointment of the technical specialists responsible for preparing the appraisal reports of CPFL Jaguariúna and the Subsidiaries’ shareholders’ equity;
(e) the approval of the appraisal reports of the book value and market value of shareholders’ equity;
(f) the reduction in the capital stock of CPFL Jaguariúna as a result of the split-off resolved herein and the restitution of the shareholders in CPFL Energia and the consequent amendment of its Bylaws;
(g) the reduction in the capital stock of CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa and the amendment of the respective Bylaws;
(h) the execution of an Addendum to the Concession Contracts of CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa.

As a result of the corporate restructuring process of CPFL Jaguariúna, the corporate structure is now as follows:

9.2) Current Structure

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)

	1Q09	1Q08	Var.
Gross Operating Revenues	3,183,168	3,319,019	-4.1%
Net Operating Revenues	2,042,229	2,178,590	-6.3%
Cost of Electric Power	(1,386,817)	(1,459,410)	-5.0%
Operating Costs & Expenses	(316,915)	(302,370)	4.8%
EBIT	338,497	416,810	-18.8%

EBITDA	421,988	482,336	-12.5%

Financial Income (Expense)	(13,805)	(30,055)	-54.1%
Income Before Taxes	324,692	386,755	-16.0%

NET INCOME	214,471	255,151	-15.9%

Note: The distributors’ financial performance tables are attached to this report in item 11.6.

Operating Revenue

Gross operating revenue in 1Q09 fell by 4.1% (R$ 136 million) to R$ 3,183 million, while net operating revenue declined by 6.3% (R$ 136 million) to R$ 2,042 million.

The reduction in operating revenue was due to the following factors:

• Average reduction of 11% on the distributors’ tariffs, due to the second cycle of tariff revision;

• The net effect from the charging of the Extraordinary Revenue (RTE) to offset 2001 Parcel A (R$ 32 million). The 1Q09 volume of Parcel A amortizations was lower than the 1Q08 volume, mainly due to the ending of amortizations at CPFL Piratininga. The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income;

• The reversal of revenue related to adjustments to the 2009 Tariff Adjustment Index (IRT), arising from the recalculation of CPFL Paulista and RGE’s tariff revision, in the net amount of R$ 31 million, R$ 14 million of which related to 1Q09 (recurring item) and R$ 17 million the remaining months of the tariff year (non-recurring item).

• A non-recurring item, which led to an increase in 1Q08 net operating revenue of the distributors CPFL Paulista and CPFL Piratininga, due to the recalculation of the provisional tariff pass through related to the seasonalization of the contract, in accordance with Aneel’s technical note on CPFL Paulista’s tariff revision, in the amount of R$ 21 million.

The decline in operating revenue was partially offset by:

• The distributors’ tariff adjustment:

     • CPFL Piratininga (+16.54%), effective as of October 23, 2008;

     • CPFL Santa Cruz (+24.09%), CPFL Leste Paulista (+12.94%), CPFL Jaguari (+11.36%), CPFL Sul Paulista (+11.64%) e CPFL Mococa (+11.18%), effective as of February 3, 2009.

• The 1.8% increase in sales to the captive market.

Excluding the non-recurring effects, net operating revenue in 1Q09 would come to R$ 2,051 million, a reduction of 5.0% (R$ 107 million) on the R$ 2,158 million recorded in 1Q08.

Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 5.0% (R$ 73 million) to R$ 1,387 million in 1Q09:

• The cost of electric power purchased for resale in 1Q09 fell by 8.4% (R$ 107 million) to R$ 1,157 million, chiefly as a result of a non-recurring item, which led to an increase in the cost of purchased energy in 1Q08: recalculation of the provisional tariff pass through related to the seasonalization of the contract, in the amount of R$ 137 million (R$ 124 million net of Pis and Cofins credits).

Excluding these effects, the 1Q09 cost of electric power purchased for resale would have increased by 1.5% (R$ 17 million).

The main factors behind this upturn were:

(i) An upturn from the increase in generators’ prices;

(ii) A R$ 38 million (non-recurring) increase related to adjustments to the 2009 Tariff Adjustment Index arising from methodological improvements and recalculations related to previous years, for the distributors CPFL Paulista and RGE.

Partially offsetting:

(i) The R$ 30 million decrease in the amortization of 2001 Parcel A, related to purchased energy. The 1Q09 volume of Parcel A amortizations was lower than the 1Q08 volume, mainly due to the ending of amortizations at CPFL Piratininga. The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income.

• Charges for the use of the distribution and transmission systems moved up by 17.3% (R$ 34 million) to R$ 230 million in 1Q09, mainly as a result of the following factors.

(i) An upturn in basic network usage charges (R$ 45 million);

(ii) An increase in system service usage charges (R$ 42 million).

Partially offsetting:

(i) The impacts of regulatory assets and liabilities and the amortization and deferral of the CVA (R$ 53 million);

(ii) The R$ 2 million reduction n the amortization of 2001 Parcel A, related to usage charges. The 1Q09 volume of Parcel A amortizations was lower than the 1Q08 volume, mainly due to the ending of amortizations at CPFL Piratininga. The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income.

Operating Costs and Expenses

Operating costs and expenses moved up by 4.8% (R$ 15 million) to R$ 317 million, due to:

• The Private Pension Fund item, which recorded a R$ 21 million reduction, from revenue of R$ 21 million in 1Q08 to an expense of R$ 1 million in 1Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report.

The increase in operating costs and expenses was partially offset by:

• PMSO, which fell by 1.1% (R$ 3 million) to R$ 234 million in 1Q09, chiefly due to:

(i) Expenses with materials, which decreased by 9.8% (R$ 1 million), mainly due to contract renegotiations with suppliers;

(ii) Other operating costs/expenses, which recorded a downturn of 19.1% (R$ 9 million), mainly because of the non-recurring item related to the recovery of doubtful debts in RGE (R$ 17 million).

The decline in other operating costs/expenses was partially offset by the reversal of CPFL Paulista’s provisions for doubtful debts, which generated a R$ 5 million reduction in the subsidiary’s expenses in 1Q08.

The reduction in PMSO was partially offset by the following factors:

(i) The 2.0% (R$ 2 million) upturn in personnel expenses, chiefly due to the R$ 5 million increase in CPFL Paulista and the R$ 2 million increase in CPFL Piratininga, in turn caused, among other factors, by the pay rises associated with the 2008 collective bargaining agreement.

The higher personnel expenses were partially offset by the R$ 4 million reduction in CPFL Santa Cruz, due to the amounts paid in 1Q08 related to lay-offs (chiefly provoked by process automation following the implantation of the integrated enterprise management system).

(ii) The 8.4% (R$ 6 million) increase in expenses with third-party services, mainly as a result of the following factors:

     • Upturn in RGE (R$ 3 million), chiefly related to legal fees (R$ 1 million) and the increase in consulting fees (approximately R$ 1 million);

     • Increments in CPFL Paulista (R$ 3 million) and CPFL Piratininga (R$ 1 million), largely due to the adjustment of services related to contracted labor and information technology.

Excluding non-recurring effects in both quarters, 1Q09 PMSO would have totaled R$ 247 million, 2.0% (R$ 5 million) up on the 1Q08 figure of R$ 242 million, versus corresponding 12-month variations of 6.3% in the general market inflation index (IGP-M) and 5.6% in the consumer price index (IPCA).

EBITDA

Based on the factors described, 1Q09 EBITDA fell by 12.5% (R$ 60 million) to R$ 422 million.

Excluding non-recurring effects, 1Q09 EBITDA would have totaled R$ 455 million, 22.3% (R$ 131 million) down on the R$ 586 million recorded in 1Q08.

Financial Result

The 1Q09 financial result was a net expense of R$ 14 million, 54.1% (R$ 16 million) lower than the R$ 30 million expense recorded in 1Q08, thanks to:

• Financial Revenue: increase of 11.2% (R$ 10 million), from R$ 89 million in 1Q08 to R$ 98 million in 1Q09, largely as a result of the following factors:

(i) The R$ 13 million upturn in the Monetary and Foreign Exchange Updates item, due, among other factors, to the non-recurring item related to the monetary update and the indemnity regarding the recovery of doubtful debts in RGE (R$ 18 million);

(ii) The R$ 8 million increase in CVA and Parcel A remuneration due to the higher net balance of regulatory assets and liabilities.

The increase in financial revenue was partially offset by the R$ 9 million reduction in Revenue from Financial Investments, due to the reduction in cash and cash equivalents.

• Financial Expenses: decrease of 5.4% (R$ 6 million), from R$ 119 million in 1Q08 to R$ 112 million in 1Q09, primarily caused by the R$ 16 million reduction in Monetary and Foreign Exchange Updates, in turn mostly due to gains from the booking of financial and hedge instruments at market value (R$ 8 million) and the negative period variation in the IGP-M.

The reduction in financial expenses was partially offset by the increase in Debt Charges (R$ 9 million), chiefly due to new funding and the upturn in the CDI.

Net Income

Net income in 1Q09 totaled R$ 214 million, a reduction of 15.9% (R$ 41 million).

Excluding the non-recurring effects, 1Q09 net income would have come to R$ 225 million, 29.0% (R$ 92 million) down on the R$ 317 million recorded in 1Q08.

10.1.2) Tariff Revision

Tariff Revisions

Distribution Company	Period	Date of Next Tariff Revision
CPFL Piratininga	Each 4 years	October 2011

CPFL Santa Cruz	Each 4 years	February 2012
CPFL Leste Paulista	Each 4 years	February 2012
CPFL Jaguari	Each 4 years	February 2012
CPFL Sul Paulista	Each 4 years	February 2012
CPFL Mococa	Each 4 years	February 2012

CPFL Paulista	Each 5 years	April 2013

RGE	Each 5 years	April 2013

Change in the Index of the Second Periodic Tariff Revision

10.1.2.1) CPFL Piratininga

On October 21, 2008, Aneel, through Resolution No. 716, altered the provisional index of CPFL Piratininga’s second Periodic Tariff Revision (2007) due to the provisional adoption of one of the methodological improvements submitted to Public Hearing AP 52/2007, regarding the increase in the percentage of unrecoverable revenue from 0.5% to 0.6% . In addition, confirmed revenue was altered due to the use of tariffs without discounts in its composition, with the sole aim of aligning the methodology used by Aneel for the second Tariff Revision cycle. As a result, the tariff repositioning was altered from -10.94% to -11.76% . However, the CPFL Piratininga’s second Tariff Revision index is still provisory.

The new tariff became effective on October 23, 2008.

10.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3, 2009, Aneel published in the Diário Oficial da União the definitive result of the second Periodic Tariff Revision (2008) for five CPFL group distributors, effective as of the same date. These were: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa.

As a result, the tariff repositioning was altered from -9.73% to -17.05% for CPFL Santa Cruz; from -2.69% to -3.22% for CPFL Leste Paulista; from -0.35% to -3.79% for CPFL Jaguari; from -2.98% to -4.73% for CPFL Sul Paulista; and from -8.40% to -10.41% for CPFL Mococa.

The changes were due to the incorporation of methodological improvements submitted to Public Hearing AP 52/2007. In addition, confirmed revenue was altered due to the use of tariffs without discounts in its composition, with the sole aim of aligning the methodology used by Aneel for the second Tariff Revision cycle.

The variation in Parcel B revenue, arising from the difference between the provisional percentage and the definitive one, was corrected in the annual tariff adjustment of February 3, 2009.

The main reasons for the alterations were:

• CPFL Santa Cruz

Change in the criterion for calculating the full tariff for cooperatives and adjustments to Parcel B (operating costs, remuneration and depreciation).

• CPFL Jaguari

Change in the calculation criterion for the exclusion of the Cemirim Cooperative from the distributor’s market (Cemirim is now supplied by CPFL Paulista) and adjustments to Parcel B (mainly in operating costs).

• CPFL Leste Paulista, CPFL Sul Paulista e CPFL Mococa

Adjustments to Parcel B (operating costs, remuneration and depreciation).

10.1.2.3) CPFL Paulista

On March 24, 2009, Aneel, through Resolution No. 786, established the definitive result of CPFL Paulista’s second Periodic Tariff Revision (announced in April 2008).

This alteration occurred due to the adoption of the methodological improvements submitted to Public Hearing AP 52/2007. In addition, confirmed revenue was altered due to the use of tariffs without discounts in its composition, with the sole aim of aligning the methodology used by Aneel for the second Tariff Revision cycle.

The main reasons for the alteration of the index were: (i) the change in the calculation criterion for the inclusion of the Cemirim Cooperative in the distributor’s market (previously, Cemirim had been supplied by CPFL Jaguari); (ii) adjustments to Parcel A (energy losses); and (iii) adjustments to Parcel B (operating costs, remuneration and depreciation).

As a result, the tariff repositioning was altered from -13.69% to -14.07% .

The impacts arising from this adjustment were considered in the annual tariff adjustment, which became effective on April 8, 2009.

10.1.2.4) RGE

On April 7, 2009, Aneel, through Resolution No.801, established the definitive result of RGE’s second Periodic Tariff Revision (announced in April 2008).

This alteration occurred due to the adoption of the methodological improvements submitted to Public Hearing AP 52/2007. In addition, confirmed revenue was altered due to the use of tariffs without discounts in its composition, with the sole aim of aligning the methodology used by Aneel for the second Tariff Revision cycle.

The main reasons for the alteration of the index were the adjustments to Parcel A (energy losses) and the adjustments to Parcel B (operating costs, remuneration and depreciation).

As a result, the tariff repositioning was altered from -5.37% to -8.11% .

The impacts arising from this adjustment were considered in the annual tariff adjustment, which became effective on April 19, 2009.

10.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th

CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd

CPFL Paulista	April 8th

RGE	April 19th

Approval of the Annual Tariff Adjustment Index

10.1.3.1) CPFL Piratininga

On October 21, 2008, Aneel, through Resolution No. 717, adjusted CPFL Piratininga’s electricity tariffs by 16.54%, 10.92% of which referred to the Tariff Adjustment per se and 5.62% to financial components outside the Annual Tariff Adjustment, totaling around R$ 126.6 million. The average impact on consumers was 15.03%, considering that the percentage of financial components in the tariffs ratified by the 2007 Tariff Revision was 1.51% . The new tariffs became effective as of October 23, 2008, and remain in effect until October 22, 2009.

The IGP-M inflationary index accrued during the tariff period was 12.31% and the exchange rate adopted by Aneel was R$/US$ 2.0540.

10.1.3.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3, 2009, Aneel published in the Diário Oficial da União the 2009 Tariff Adjustment Indexes for five CPFL group distributors, effective as of the same date. These were: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, as shown in the table located at the end of item “10.1.3.4” .

The IGP-M inflationary index accrued during the tariff period was 8.15% and the exchange rate adopted by Aneel was R$/US$ 2.3083.

10.1.3.3) CPFL Paulista

On April 7, 2009, Aneel, through Resolution No. 795, adjusted CPFL Paulista’s electricity tariffs by 21.22%, 13.58% of which referred to the Tariff Adjustment per se and 7.64% to financial components outside the Annual Tariff Adjustment, with an average impact of 21.56% on captive consumers. The new tariffs became effective as of April 8, 2009 and remain in effect until April 7, 2010.

The IGP-M inflationary index accrued during the tariff period was 6.27% and the exchange rate adopted by Aneel was R$/US$ 2.2567.

10.1.3.4) RGE

On April 14, 2009, Aneel, through Resolution No. 810, adjusted RGE’s electricity tariffs by 18.95%, 10.44% of which referred to the Tariff Adjustment per se and 8.50% to financial components outside the Annual Tariff Adjustment, with an average impact of 3.43% on captive consumers. The new tariffs became effective as of April 19, 2009 and remain in effect until April 18, 2010.

The IGP-M inflationary index accrued during the tariff period was 6.27% and the exchange rate adopted by Aneel was R$/US$ 2.3152.

The adjustments authorized by Aneel are presented per distributor in the following table:

Annual Tariff Adjustment	CPFL	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL	CPFL	RGE
Index (IRT)	Piratininga	Cruz	Paulista	Jaguari	Paulista	Mococa	Paulista

Term >>>>>>	10/23/2008	02/03/2009	02/03/2009	02/03/2009	02/03/2009	02/03/2009	04/08/2009	04/19/2009

Economic IRT	10.92%	10.69%	10.58%	11.01%	11.80%	10.52%	13.58%	10.44%

Financial Components	5.62%	13.40%	2.36%	0.35%	-0.16%	0.66%	7.64%	8.50%

Total IRT	16.54%	24.09%	12.94%	11.36%	11.64%	11.18%	21.22%	18.95%

10.2) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Thousands)

	1Q09	1Q08	Var.
Gross Operating Revenues	425,870	451,612	-5.7%
Net Operating Revenues	362,880	381,505	-4.9%

EBITDA	62,745	42,668	47.1%

NET INCOME	47,023	29,026	62.0%

Operating Revenue

Gross operating revenue in 1Q09 decreased by 5.7% (R$ 26 million) to R$ 426 million, while net operating revenue moved down by 4.9% (R$ 19 million) to R$ 363 million.

EBITDA

EBITDA totaled R$ 63 million in 1Q09, an increase of 47.1% (R$ 20 million).

Net Income

In 1Q09, net income amounted to R$ 47 million, up by 62.0% (R$ 18 million).

10.3) Generation Segment

Consolidated Income Statement - Generation (R$ Thousands)

	1Q09	1Q08	Var.
Gross Operating Revenues	234,014	195,450	19.7%
Net Operating Revenues	218,608	183,132	19.4%
Cost of Electric Power	(12,703)	(32,098)	-60.4%
Operating Costs & Expenses	(48,479)	(42,426)	14.3%
EBIT	157,426	108,608	44.9%

EBITDA	179,532	127,172	41.2%

Financial Income (Expense)	(47,334)	(48,600)	-2.6%
Income Before Taxes	110,092	60,008	83.5%

NET INCOME	71,479	37,651	89.8%

Operating Revenue

Gross operating revenue grew by 19.7% (R$ 39 million) to R$ 234 million, while net operating climbed by 19.4% (R$ 35 million) to R$ 219 million, chiefly due to the following factors:

(i) A R$ 13 million increase in revenue from the Ceran Complex, due to the operational startup of the 14 de Julho Hydroelectric Power Plant in December 2008;

(ii) The operation of purchase and sale of energy produced by Baesa, relative to its share. Since May 2008, this energy has been commercialized by CPFL Geração (R$ 10 million);

(iii) Supplies by Furnas resulting from the 9.5% tariffs adjustment in the Serra da Mesa Hydroelectric Power Plant in January 2009 (R$ 7 million);

(iv) An increase in CPFL Paulista’s supply revenue, due to the higher volume of energy generated by the small hydroelectric power plants (thanks to repowering investments), and the 9.1% tariff adjustment (R$ 6 million).

Cost of Electric Power

The cost of electric power in 1Q09 fell by 60.4% (R$ 19 million) to R$ 13 million, chiefly due to the acquisitions by the Castro Alves Hydroelectric Power Plant in January 2008 (R$ 19 million), primarily due to the delay in power generation and an assumed commitment to deliver power already contracted.

Operating Costs and Expenses

Operating costs and expenses moved up by 14.3% (R$ 6 million) to R$ 48 million in 1Q09, mainly due to the following factors:

• The 8.5% (R$ 2 million) increase in PMSO to R$ 25 million, chiefly due to the 25.0% (R$ 1 million) upturn in personnel expenses and the 6.5% (R$ 1 million) increment in other operating costs and expenses, in turn mainly a result of the operational start-up of the Castro Alves and 14 de Julho Hydroelectric Power Plants.

• The 21.2% (R$ 3 million) increase in depreciation and amortization to R$ 19 million, essentially due to the operational start-up of the Castro Alves and 14 de Julho Hydroelectric Power Plants.

EBITDA

Based on the factors described above, 1Q09 EBITDA totaled R$ 180 million, up by 41.2% (R$ 52 million).

Financial Result

The 1Q09 financial result was a net expense of R$ 47 million, 2.6% (R$ 1 million) down on the R$ 49 million recorded in 1Q08, thanks to:

• Financial Revenues: an increase of 20.4% (R$ 1 million), from R$ 5 million in 1Q08 to R$ 6 million in 1Q09, chiefly due to the upturn in Revenue from Financial Investments;

• Financial Expenses: totaled R$ 54 million in 1Q09, identical to the 1Q08 figure, mainly due to:

(i) A R$ 2 million increase in Debt Charges, largely as a result of: (i) financial expenses related to the operational start-up of the Castro Alves and 14 de Julho Hydroelectric Power Plants; (ii) new funding; and (iii) the upturn in the CDI;

(ii) A R$ 2 million reduction in the Monetary and Foreign Exchange Updates item.

Net Income

Net income in 1Q09 rose by 89.8% (R$ 34 million) to R$ 71 million.

Status of Generation Projects

Foz do Chapecó Hydroelectric Plant

Construction of the Foz do Chapecó Hydroelectric Plant is on schedule (67% of works completed: 26% of electromechanical assembly, 74% of construction, 59% of equipment supply). Commercial start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated

ASSETS	03/31/2009	12/31/2008

CURRENT ASSETS
Cash and Banks	868,890	737,847
Consumers, Concessionaries and Licensees	1,815,709	1,721,028
Financial Investments	38,907	38,249
Recoverable Taxes	176,369	174,294
Allowance for Doubtful Accounts	(71,281)	(82,462)
Prepaid Expenses	134,330	101,882
Deferred Taxes	213,378	220,144
Materials and Supplies	15,986	15,594
Deferred Tariff Cost Variations	761,990	638,229
Derivative Contracts	16,448	36,520
Other Credits	136,200	110,793

TOTAL CURRENT ASSETS	4,106,926	3,712,118

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	261,587	286,144
Judicial Deposits	613,299	599,973
Financial Investments	102,416	96,786
Recoverable Taxes	101,735	101,948
Prepaid Expenses	75,688	99,210
Deferred Taxes	1,144,843	1,132,736
Deferred Tariff Cost Variations	116,817	157,435
Derivative Contracts	277,808	396,875
Other Credits	170,302	221,330

	2,864,495	3,092,437

Investments	104,632	103,598
Property, Plant and Equipment	6,774,499	6,614,347
Intangible	2,613,410	2,700,136
Deferred Charges	19,528	20,536

TOTAL NON-CURRENT ASSETS	12,376,564	12,531,054

TOTAL ASSETS	16,483,490	16,243,172

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2009	12/31/2008

LIABILITIES

CURRENT LIABILITIES
Accrued Interest on Debts	25,752	29,081
Accrued Interest on Debentures	101,260	102,112
Loans and Financing	637,334	523,167
Debentures	778,359	580,076
Suppliers	998,205	982,344
Taxes and Social Contributions	440,954	464,339
Employee Pension Plans	49,769	44,088
Regulatory Charges	77,268	94,054
Provision for Contingencies	38	15
Dividends and Interest on Equity	632,058	632,087
Accrued Liabilities	50,152	46,244
Deferred Tariff Gains Variations	189,767	165,871
Derivative Contracts	54,136	53,443
Other Accounts Payable	544,419	524,898

TOTAL CURRENT LIABILITIES	4,579,471	4,241,819

NON-CURRENT LIABILITIES
Accrued Interest on Debts	54,661	74,104
Loans and Financing	3,731,690	3,836,882
Debentures	1,826,099	2,026,890
Suppliers	74,646	85,311
Taxes and Social Contributions	4,174	6,445
Employee Pension Plans	479,360	508,194
Reserve for Contingencies	110,073	107,642
Deferred Tariff Gains Variations	22,485	40,779
Derivative Contracts	544	961
Other Accounts Payable	213,581	207,194

TOTAL NON-CURRENT LIABILITIES	6,517,313	6,894,402

NON-CONTROLLING SHAREHOLDERS' INTEREST	85,384	88,332

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,741,175
Capital Reserves	16	16
Profit Reserves	277,428	277,428
Retained Earnings	282,703	-

TOTAL SHAREHOLDERS' EQUITY	5,301,322	5,018,619

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,483,490	16,243,172

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated

	1Q09	1Q08	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,041,323	3,222,830	-5.63%
Eletricity Sales to Distributors	284,545	215,531	32.02%
Other Operating Revenues	261,887	243,522	7.54%

	3,587,755	3,681,883	-2.56%

DEDUCTIONS FROM OPERATING REVENUES	(1,196,059)	(1,197,519)	-0.12%

NET OPERATING REVENUES	2,391,696	2,484,364	-3.73%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,211,346)	(1,350,539)	-10.31%

Eletricity Network Usage Charges	(236,970)	(202,126)	17.24%

	(1,448,316)	(1,552,665)	-6.72%

OPERATING COSTS AND EXPENSES
Personnel	(124,197)	(119,470)	3.96%
Material	(14,363)	(14,451)	-0.61%
Outsourced Services	(90,737)	(85,493)	6.13%
Other Operating Costs/Expenses	(53,468)	(65,016)	-17.76%
Employee Pension Plans	(919)	21,039	-104.37%
Depreciation and Amortization	(96,294)	(96,535)	-0.25%
Amortization of Concession's Intangible	(46,724)	(48,020)	-2.70%

	(426,702)	(407,946)	4.60%

EBITDA	658,529	645,641	2.00%

EBIT	516,678	523,753	-1.35%

FINANCIAL INCOME (EXPENSE)
Financial Income	115,941	109,065	6.30%
Financial Expenses	(178,901)	(200,134)	-10.61%
Interest on Equity	-	-	-

	(62,960)	(91,069)	-30.87%

INCOME BEFORE TAXES ON INCOME	453,718	432,684	4.86%

Social Contribution	(45,175)	(42,134)	7.22%
Income Tax	(123,754)	(123,590)	0.13%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	284,789	266,960	6.68%

Non-Controlling Shareholders' Interest	(2,086)	(1,628)	28.13%
Extraordinary Item net of Tax Effects	-	-	-
Reversal of Interest on Equity	-	-	-

NET INCOME	282,703	265,332	6.55%

EARNINGS PER SHARE (R$)	0.59	0.55	6.55%

11.4) Income Statement – Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated

	1Q09	1Q08	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	57	934	-93.90%
Eletricity Sales to Distributors	231,631	192,381	20.40%
Other Operating Revenues	2,326	2,135	8.95%

	234,014	195,450	19.73%

DEDUCTIONS FROM OPERATING REVENUES	(15,406)	(12,318)	25.07%

NET OPERATING REVENUES	218,608	183,132	19.37%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(3,757)	(24,527)	-84.68%

Eletricity Network Usage Charges	(8,946)	(7,571)	18.16%

	(12,703)	(32,098)	-60.42%

OPERATING COSTS AND EXPENSES
Personnel	(6,808)	(5,447)	24.99%
Material	(528)	(491)	7.54%
Outsourced Services	(7,163)	(7,245)	-1.13%
Other Operating Costs/Expenses	(10,614)	(9,966)	6.50%
Employee Pension Plans	(73)	447	-116.33%
Depreciation and Amortization	(19,015)	(15,690)	21.19%
Amortization of Concession's Intangible	(4,278)	(4,034)	6.05%

	(48,479)	(42,426)	14.27%

EBITDA	179,532	127,172	41.17%

EBIT	157,426	108,608	44.95%

FINANCIAL INCOME (EXPENSE)
Financial Income	6,190	5,141	20.40%
Financial Expenses	(53,524)	(53,741)	-0.40%
Interest on Equity	-	-	-

	(47,334)	(48,600)	-2.60%

INCOME BEFORE TAXES ON INCOME	110,092	60,008	83.46%

Social Contribution	(9,896)	(5,559)	78.02%
Income Tax	(27,457)	(16,085)	70.70%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	72,739	38,364	89.60%

Non-Controlling Shareholders' Interest	(1,260)	(713)	76.72%
Extraordinary Item net of Tax Effects	-	-	-
Reversal of Interest on Equity	-	-	-

NET INCOME	71,479	37,651	89.85%

11.5) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated

	1Q09	1Q08	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	2,909,604	3,054,452	-4.74%
Eletricity Sales to Distributors	32,552	40,500	-19.62%
Other Operating Revenues	241,012	224,067	7.56%

	3,183,168	3,319,019	-4.09%

DEDUCTIONS FROM OPERATING REVENUES	(1,140,939)	(1,140,429)	0.04%

NET OPERATING REVENUES	2,042,229	2,178,590	-6.26%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,156,690)	(1,263,239)	-8.43%

Eletricity Network Usage Charges	(230,127)	(196,171)	17.31%

	(1,386,817)	(1,459,410)	-4.97%

OPERATING COSTS AND EXPENSES
Personnel	(108,495)	(106,364)	2.00%
Material	(11,201)	(12,414)	-9.77%
Outsourced Services	(74,850)	(69,038)	8.42%
Other Operating Costs/Expenses	(39,650)	(49,028)	-19.13%
Employee Pension Plans	(846)	20,578	-104.11%
Depreciation and Amortization	(76,614)	(80,239)	-4.52%
Amortization of Concession's Intangible	(5,259)	(5,865)	-10.33%

	(316,915)	(302,370)	4.81%

EBITDA	421,988	482,336	-12.51%

EBIT	338,497	416,810	-18.79%

FINANCIAL INCOME (EXPENSE)
Financial Income	98,450	88,550	11.18%
Financial Expenses	(112,255)	(118,605)	-5.35%
Interest on Equity	-	-	-

	(13,805)	(30,055)	-54.07%

INCOME BEFORE TAXES ON INCOME	324,692	386,755	-16.05%

Social Contribution	(29,629)	(33,121)	-10.54%
Income Tax	(81,364)	(98,483)	-17.38%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	213,699	255,151	-16.25%

Extraordinary Item net of Tax Effects	-	-	-
Non-Controlling Shareholders' Interest	772	-	-
Reversal of Interest on Equity	-	-	-

NET INCOME	214,471	255,151	-15.94%

11.6) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

CPFL PAULISTA

	1Q09	1Q08	Var.
Gross Operating Revenues	1,574,918	1,796,055	-12.3%
Net Operating Revenues	1,021,018	1,167,014	-12.5%
Cost of Electric Power	(717,288)	(759,074)	-5.5%
Operating Costs & Expenses	(166,621)	(141,048)	18.1%
EBIT	137,109	266,892	-48.6%

EBITDA	173,692	291,505	-40.4%

Financial Income (Expense)	(7,201)	(10,508)	-31.5%
Income Before Taxes	129,908	256,384	-49.3%

NET INCOME	85,279	168,633	-49.4%

CPFL PIRATININGA

	1Q09	1Q08	Var.
Gross Operating Revenues	792,381	723,421	9.5%
Net Operating Revenues	489,857	480,842	1.9%
Cost of Electric Power	(314,611)	(365,843)	-14.0%
Operating Costs & Expenses	(68,453)	(60,490)	13.2%
EBIT	106,793	54,509	95.9%

EBITDA	122,244	64,840	88.5%

Financial Income (Expense)	(6,822)	(5,023)	35.8%
Income Before Taxes	99,971	49,486	102.0%

NET INCOME	66,010	32,596	102.5%

RGE

	1Q09	1Q08	Var.
Gross Operating Revenues	643,606	639,575	0.6%
Net Operating Revenues	414,745	423,180	-2.0%
Cost of Electric Power	(280,831)	(274,738)	2.2%
Operating Costs & Expenses	(58,754)	(71,739)	-18.1%
EBIT	75,160	76,703	-2.0%

EBITDA	101,484	102,310	-0.8%

Financial Income (Expense)	(2,056)	(16,291)	-87.4%
Income Before Taxes	73,104	60,412	21.0%

NET INCOME	48,339	39,779	21.5%

CPFL SANTA CRUZ

	1Q09	1Q08	Var.
Gross Operating Revenues	69,860	65,615	6.5%
Net Operating Revenues	47,965	46,285	3.6%
Cost of Electric Power	(30,225)	(26,137)	15.6%
Operating Costs & Expenses	(9,229)	(14,758)	-37.5%
EBIT	8,511	5,390	57.9%

EBITDA	10,289	7,578	35.8%

Financial Income (Expense)	186	1,277	-85.4%
Income Before Taxes	8,697	6,667	30.4%

NET INCOME	5,746	4,410	30.3%

Income Statement Summary by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA

	1Q09	1Q08	Var.
Gross Operating Revenues	26,060	22,085	18.0%
Net Operating Revenues	18,239	14,505	25.7%
Cost of Electric Power	(11,326)	(5,445)	108.0%
Operating Costs & Expenses	(3,874)	(4,371)	-11.4%
EBIT	3,039	4,689	-35.2%

EBITDA	3,989	5,690	-29.9%

Financial Income (Expense)	391	464	-15.7%
Income Before Taxes	3,430	5,153	-33.4%

NET INCOME	1,998	3,406	-41.3%

CPFL SUL PAULISTA

	1Q09	1Q08	Var.
Gross Operating Revenues	32,514	30,033	8.3%
Net Operating Revenues	22,397	19,491	14.9%
Cost of Electric Power	(12,985)	(11,992)	8.3%
Operating Costs & Expenses	(5,814)	(4,789)	21.4%
EBIT	3,598	2,710	32.8%

EBITDA	4,295	3,469	23.8%

Financial Income (Expense)	571	(885)	-164.5%
Income Before Taxes	4,169	1,825	128.4%

NET INCOME	3,127	1,802	73.5%

CPFL JAGUARI

	1Q09	1Q08	Var.
Gross Operating Revenues	29,100	28,757	1.2%
Net Operating Revenues	18,834	19,199	-1.9%
Cost of Electric Power	(14,102)	(12,680)	11.2%
Operating Costs & Expenses	(2,657)	(3,447)	-22.9%
EBIT	2,075	3,072	-32.5%

EBITDA	2,646	3,670	-27.9%

Financial Income (Expense)	634	460	37.8%
Income Before Taxes	2,709	3,532	-23.3%

NET INCOME	1,576	2,338	-32.6%

CPFL MOCOCA

	1Q09	1Q08	Var.
Gross Operating Revenues	17,160	16,130	6.4%
Net Operating Revenues	11,527	10,634	8.4%
Cost of Electric Power	(6,992)	(5,288)	32.2%
Operating Costs & Expenses	(2,323)	(2,536)	-8.4%
EBIT	2,212	2,810	-21.3%

EBITDA	2,577	3,219	-19.9%

Financial Income (Expense)	492	453	8.6%
Income Before Taxes	2,704	3,263	-17.1%

NET INCOME	1,624	2,155	-24.6%

11.7) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista

	1Q09	1Q08	Var.
Residential	1,745	1,602	8.9%
Industrial	1,261	1,336	-5.6%
Commercial	1,066	1,006	6.0%
Others	813	801	1.6%

Total	4,885	4,744	3.0%

CPFL Piratininga

	1Q09	1Q08	Var.
Residential	794	726	9.3%
Industrial	656	715	-8.3%
Commercial	447	419	6.6%
Others	228	220	3.6%

Total	2,125	2,082	2.1%

RGE

	1Q09	1Q08	Var.
Residential	452	416	8.5%
Industrial	531	614	-13.5%
Commercial	280	257	8.9%
Others	531	524	1.4%

Total	1,794	1,811	-1.0%

CPFL Santa Cruz

	1Q09	1Q08	Var.
Residential	70	67	4.0%
Industrial	37	34	9.2%
Commercial	35	33	7.7%
Others	74	66	11.8%

Total	217	200	8.0%

CPFL Jaguari

	1Q09	1Q08	Var.
Residential	17	16	7.2%
Industrial	62	70	-11.5%
Commercial	9	8	13.1%
Others	17	30	-43.8%

Total	105	124	-15.4%

CPFL Mococa

	1Q09	1Q08	Var.
Residential	15	14	4.1%
Industrial	14	14	-1.0%
Commercial	6	6	3.2%
Others	12	12	-0.7%

Total	47	47	1.2%

CPFL Leste Paulista

	1Q09	1Q08	Var.
Residential	19	19	0.3%
Industrial	16	16	0.7%
Commercial	9	8	3.9%
Others	20	21	-6.0%

Total	64	65	-1.2%

CPFL Sul Paulista

	1Q09	1Q08	Var.
Residential	26	25	3.6%
Industrial	35	37	-5.5%
Commercial	12	11	9.4%
Others	22	22	-0.6%

Total	95	95	-0.2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.